UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission File Number: 001-31368

SANOFI

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐             No   ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In December 2011, Sanofi issued the press releases attached hereto as Exhibit 99.1 to 99.4 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated December 6, 2011: Sanofi Reports Positive Results for Once-daily Lyxumia® (lixisenatide) in Combination with Lantus® (insulin glargine) in Type 2 Diabetes.

Exhibit 99.2	Press release dated December 7, 2011: Sanofi reports results of new meta-analysis reinforcing Lantus® safety profile at the World Diabetes Congress.

Exhibit 99.3	Press release dated December 19, 2011: Sanofi Completes Divestiture of Dermik Dermatology Unit to Valeant Pharmaceuticals International, Inc.

Exhibit 99.4	Press release dated December 20, 2011: Genzyme Reports Top-line Results for TENERE Study of Oral Teriflunomide in Relapsing Multiple Sclerosis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANOFI

Dated: December 22, 2011	By:	/s/ John Felitti
	Name:	John Felitti
	Title:	Associate Vice President, Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated December 6, 2011: Sanofi Reports Positive Results for Once-daily Lyxumia® (lixisenatide) in Combination with Lantus® (insulin glargine) in Type 2 Diabetes.

Exhibit 99.2	Press release dated December 7, 2011: Sanofi reports results of new meta-analysis reinforcing Lantus® safety profile at the World Diabetes Congress.

Exhibit 99.3	Press release dated December 19, 2011: Sanofi Completes Divestiture of Dermik Dermatology Unit to Valeant Pharmaceuticals International, Inc.

Exhibit 99.4	Press release dated December 20, 2011: Genzyme Reports Top-line Results for TENERE Study of Oral Teriflunomide in Relapsing Multiple Sclerosis.

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